

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via Email
Erik Prusch
President and Chief Executive Officer
Clearwire Corporation
1475 120th Avenue Northeast
Bellevue, Washington 98005

> **Re: Clearwire Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed March 12, 2013**
> **File No. 005-84306**
>
> **Revised Proxy Statement on Schedule 14A**
> **Filed March 12, 2013**
> **File No. 001-34196**

Dear Mr. Prusch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 and request further analysis. Rule 12b-2 under the Exchange Act defines "control" to include *the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether by contract or otherwise*. In this regard we note the significant and early involvement of SoftBank in the negotiations between Sprint and Clearwire that finally concluded on December 17, 2012. For instance:

- In the sixth paragraph on page 21, on November 2, 2012, Mr. Stanton conferred directly with Mr. Son, the Chairman and CEO of SoftBank, and Mr. Fisher, a director

> of SoftBank, regarding the terms of the transaction, and no Sprint managers or
> directors were present.

- In the last paragraph on page 21, on November 9, 2012, Mr. Hesse told Mr. Stanton
  that Sprint was discussing the possibility of a transaction with Clearwire internally as
  well as with SoftBank.
- In the last paragraph on page 24, on December 2, 2012, Mr. Fisher, a director of
  SoftBank, indicated to Mr. Stanton that SoftBank was supportive of Sprint's bid; and
  if the SoftBank-Sprint merger closed without Sprint's bid to acquire Clearwire
  closing, then SoftBank-Sprint would acquire the shares held by the rest of the SIGs.
- In the penultimate paragraph on page 29, on December 14, 2012, Mr. Fisher
  conferred directly with Mr. Stanton regarding the specific terms of the transaction.

These factors tend to indicate that SoftBank played a significant role in the structuring of,
and impetus for, Sprint's engagement in the Rule 13e-3 transaction. We also note from
the Form S-4/A (File No. 333-186448) filed by Starburst II, Inc. on March 15, 2013,
SoftBank's direct involvement in structuring the Clearwire transaction. For instance:

- In the first paragraph on page 85, on October 9, 2012, SoftBank proposed, as a
  condition to signing the deal with Sprint, that Sprint acquire sufficient equity interests
  in Clearwire to give Sprint a clear path to appoint seven non-independent directors to
  Clearwire's board; and Sprint accepted this proposal.
- At the top of page 87, on October 12, 2012, SoftBank deemed acceptable the
  arrangements regarding Sprint's purchase of Eagle River's Clearwire interests.
- On page 107, Sprint prepared for SoftBank projections regarding Sprint combining
  with Clearwire.

In light of the above, revise to indicate SoftBank is an affiliate or address the above noted
bullets and further explain why you do not believe SoftBank is an affiliate. Please also
tell us what access to information regarding Clearwire was provided to SoftBank in
connection with its negotiations regarding its transaction with Sprint.

2. We also note the discussion in your response that SoftBank does not control Sprint or
   Clearwire until the FCC approves of the transfer of their licenses. However, it appears
   one of the conditions to the acquisitions of Sprint and Clearwire is approval from FCC
   that will occur prior to closing. So it appears if the acquisitions are to be successful,
   SoftBank will have FCC approval prior to closing, even if this approval is received after
   security holders vote on the Clearwire or Sprint transactions. Please advise whether you
   believe that SoftBank would be an affiliate of Clearwire at the time of consummation of
   the Rule 13e-3 transaction but not at the time security holders vote on the transaction.

3. Further, we note your statement that *following* the announcement of the Sprint-SoftBank
   merger on October 15, 2012, Sprint management *began to consider* the acquisition of the
   remaining equity interests in Clearwire, and Sprint management learned that SoftBank

would be in favor of acquiring these remaining equity interests. However, the discussions on October 9 and 11, 2012 suggest otherwise. Please advise.

4.   We note your response to prior comment 6. Please refer to CD&I 110.06 regarding Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting that can be found on the internet at http://sec.gov/divisions/corpfin/guidance/reg13d-interp.htm. A plan or proposal is not deemed to exist only when formal agreement occurs or the board of directors authorizes management to continue discussions. We note in particular that several weeks before December 13, 2012, negotiations had proceeded to such a degree that SoftBank was having direct discussions with Clearwire regarding the specific terms of a transaction, and an independent committee of Clearwire had been formed to oversee discussions with Sprint. Please address this in your analysis.

Summary Term Sheet, page 1

5.   We note your definition of unaffiliated stockholders at the bottom of page 2. Please revise your disclosure on page 44 so that, as required by Item 1014(a), your fairness determination refers simply to all unaffiliated security holders. If other parties are affiliates of the company, but not engaged in the Rule 13e-3 transaction, the fairness determination should not take fairness to these parties into account.

Special Factors, page 13

6.   We note your response to prior comment 10. Please be more specific with the beginning and ending dates or, at least, months.

7.   We note your response to prior comment 12. The revised disclosure on page 19 states Sprint may not address financing issues with the Company for a period of time and was not more specific as to the length of such period of time. Please clarify this disclosure.

8.   We note your response to prior comment 17. The revised disclosure on page 22 is too vague. Revise to disclose in more detail the revisions regarding the structure of the commercial agreement and spectrum portfolio.

9.   We note your response to prior comment 25. Please disclose the specific objections of Mount Kellett Capital Management LP and Crest Financial Limited to the transaction.

10.   We note your response to prior comment 26. You do not appear to have summarized exhibit (c)(4) in your proxy statement. Please do so, or direct us to where this summary appears.

11.   We note your response to prior comment 27 and reissue this comment. Please disclose any material issues from the summary of the stockholders' communications and management's actions. If there are no material issues, then provide revised disclosure.

12.   We note your response to prior comment 28. With a view towards revised disclosure, please explain whether there are any material issues regarding the voting agreement.

Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger, page 37

13.   We note your response to prior comment 29. Please explain the use of proceeds restrictions in more detail.

14.   We note your response to prior comments 32 and 33. Please also present this disclosure in the Summary section.

Opinion of Financial Advisor to the Special Committee, page 47

15.   We note your response to prior comment 36 and reissue the comment. Please disclose the method of selection of both Centerview and Evercore. We are unable to locate a description of the process by which the Special Committee and the Board of Directors, respectively, selected and determined to engage these particular advisors to deliver fairness opinions. Assertions as to the qualifications of these parties are not responsive to the requirements of Item 1015(b)(3) of Regulation M-A.

Selected Precedent Spectrum Transactions Analysis, page 51

16.   We note your response to prior comment 41. Please briefly disclose why Centerview considered AWS spectrum insufficiently comparable to the Company's spectrum assets.

Other Materials, page 57

17.   Please briefly disclose the results of the cash flow impact analysis included in the December 16, 2012 discussion materials.

Review of Research Analyst Price Targets, page 68

18.   We note your response to prior comment 52. Please disclose the achievement date of the price targets.

Erik Prusch
Clearwire Corporation
March 25, 2013
Page 5

Purpose and Reasons of Sprint Parties for the Merger, page 69

19.	We note your response to prior comment 53. Please further explain the timing issues related to regulatory approvals of the Sprint-SoftBank merger that influenced the timing of this transaction.

Form of Proxy Card

20.	We note your response to prior comment 5. Your response and corresponding disclosure regarding proposal 3 indicate that you seek authorization to issue shares of Class B common stock upon exchange of the notes. However, your proxy card does not appear to address the issuance of Class B common stock in proposal 3. Furthermore, the number of shares of Class A common stock and Class B common stock being authorized in proposal 2 appears to exceed the number of shares of each such class issuable upon exchange of the notes. Please advise as to these matters. If the number of shares of Class A common stock and Class B common stock being authorized in proposal 2 in fact exceeds the number of shares of each such class issuable upon exchange of the notes, please supplement your unbundling analysis to address this factor.

21.	We note your response to prior comment 65. Please specify the exact way in which the proxy will be voted with respect to each proposal if no direction is made.

	You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or the undersigned at 202-551-3503 if you have any other questions regarding our comments.

	Sincerely,

	/s/ David L. Orlic

	David L. Orlic
	Special Counsel
	Office of Mergers and Acquisitions

cc:	Via Email
	David Fox, Esq.
	Kirkland & Ellis LLP